Silver Portal Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2015

Computation of net capital

Members' equity	$ (1,081,757)	
Total members' equity		$ (1,081,757)
Add: Additions to capital		
Subordinated liabilities	1,311,635	
Total allowable subordinated liabilities		1,311,635
Total equity & allowable subordinated liability		229,878
Less: Non-allowable assets		
Receivable	(181,667)	
Prepaid expense	(3,250)	
Deposit	(10,000)	
		(194,917)
Net capital before haircuts		34,961
Total haircuts & undue concentration		-
Net Capital		34,961
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,211	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 29,961
Aggregate indebtedness		$ 63,159
Ratio of aggregate indebtedness to net capital		1.81 : 1

There was no material difference between net captial computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

The accompanying notes are an integral part of these financial statements.